Exhibit 8.1


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                                    List of Subsidiaries
The details of our subsidiary organisations, as of the date of this Annual
Report, are described below:
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

                                                         Country of
                                                        Incorpoation   Principal activity   Class of shares

39. Subsidiary undertakings of ebookers pic

Airway MIC AB                                         Sweden           Travel agent          Ordinary
Callbookers Limited                                   Great Britain     Holding Co.          Ordinary
Cruisebookers.com Ltd                                 England          Dormant               Ordinary
Ebookers.com Ltd                                      England          Dormant               Ordinary
Ebookers.com SA                                       Switzerland      Travel agent          Ordinary
ebookers.ie   Limited   (formerly   Flightbookers     Ireland          Travel agent          Ordinary
Limited)
Flightbookers.com Ltd                                 England          Dormant               Ordinary
Gate Pacific Ltd.                                     Mauritius        Holding Company       Ordinary
Geotours AS                                           Norway           Travel agent          Ordinary
Hotelbookers Ltd                                      England          Dormant               Ordinary
lnsurancebookers.com Ltd                              England          Dormant               Ordinary
La Compagnie Des Voyages SA                           France           Travel agent          Ordinary
Mr Jet AB                                             Sweden           Travel agent          Ordinary
Oldbookers plc                                        Great Britain    Dormant               Ordinary
OY Lloyd Tours Ltd                                    Finland          Travel agent          Ordinary
Reisbureau Nova BV                                    Netherlands      Travel agent          Ordinary
SOF Cosmos Flugreisen GmbH                            Germany          Travel agent          Ordinary
Studentbookers.com Ltd                                England          Dormant               Ordinary
Take Off Reisen GmbH (formerly TIBUR GmbH)            Germany          Travel agent          Ordinary

Teletravel Flugreisen GmbH                            Germany          Travel agent          Ordinary

Travelbag Holdings Ltd                                England          Holding Company      `A' Ordinary
                                                                                            Shares

                                                                                           `B'
                                                                                           Ordinary
                                                                                            Shares

                                                                                             Deferred
                                                                                               Shares
                                                                                             Ordinary
                                                                                               Shares
                                                                                           Preference
                                                                                               Shares
Viajes Dimensiones SL                                 Spain             Travel agent         Ordinary

40.      Subsidiary undertakings owned by Callbookers Limited

Flightbookers pic                                     Great Britain     Travel agent         Ordinary
41.      Subsidiary  undertakings owned by Mr Jet
         AB
Mr Jet OY                                            Finland           Travel agent          Ordinary
Mr Jet OY                                            Sweden            Travel agent          Ordinary

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

Mr Jet OY                                            Denmark           Travel agent          Ordinary
Subsidiary undertakings owned by Airways MIC AB
Biljeltakuten AB                                      Sweden           Travel agent          Ordinary
STT Airways AB                                        Sweden           Travel agent          Ordinary
STT Airways Business AB                               Sweden           Travel agent          Ordinary
STT Airways Net AB                                    Sweden           Travel agent          Ordinary
ebookers.se AB                                        Sweden           Dormant               Ordinary

Subsidiary  undertakings  owned  by Gate  Pacific
Ltd.
Technovate Data and Services Private Limited          India       Information Technology     Ordinary
                                                                      Service Company

42.      Subsidiary undertakings owned
         by Travelbag Holdings Ltd

43.      Travelbag Ltd                               England           Travel agent          Ordinary

44.      Bridge The World Travel Service Ltd         England           Travel agent          Ordinary

45.      Darwin (Australia) Pty Ltd                  Australia         Service Company       Ordinary

46.      Prittlewell Pty Ltd Dormant                 Australia         Dormant               Ordinary
